Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

September 11, 2008

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:          Enterprise GP Holdings L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-32610

Dear Ms. Thompson:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2008 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” and similar expressions are intended to mean the business and operations of Enterprise GP Holdings L.P. and its consolidated subsidiaries. References to “Parent Company” mean Enterprise GP Holdings L.P., individually as the parent company, and not on a consolidated basis.

References to “Enterprise Products Partners” mean Enterprise Products Partners L.P. and its consolidated subsidiaries.

References to “TEPPCO” mean TEPPCO Partners, L.P. and its consolidated subsidiaries.   References to “TEPPCO GP” refer to Texas Eastern Products Pipeline Company, LLC, which is the general partner of TEPPCO.

References to “DFI” mean Duncan Family Interests, Inc. and “DFIGP” mean DFI GP Holdings, L.P.   References to “EPCO” mean EPCO, Inc.   DFI and DFIGP are private company affiliates of EPCO that are under common control with us.

Division of Corporation Finance
September 11, 2008

References to “Energy Transfer Equity” mean Energy Transfer Equity, L.P. and its consolidated subsidiaries, which includes Energy Transfer Partners, L.P. (“ETP”).  On May 7, 2007, the Parent Company acquired non-controlling interests in both Energy Transfer Equity and its general partner.

Form 10-K for the Fiscal Year Ended December 31, 2007
General

1.  Please consider whether the below comments should also be applied to your public subsidiaries.

Response

We have considered whether your comments apply to our public subsidiaries.  In future filings, we will revise our disclosures as noted in responses to Comments 4, 8, 11 and 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

2.  We note that you have quantified cost of sales by segment in Note 10 to your financial statements.  We also note that cost of sales accounts for the vast majority of each segment’s total operating costs and expenses.  Please consider revising your analysis of expenses to separately address changes in cost of sales from changes in your other operating costs and expenses.  In this regard, we assume that changes in cost of sales are more directly related to changes in your revenues, while other operating expenses are more fixed, so we assume that the underlying drivers of changes in these types of expenses will be different.  Additionally, where you list multiple factors as contributing to the change in each segment’s operating costs and expenses, please quantify the impact of each factor where practicable.

Response

We note your comment and will revise our disclosures in future filings to separately address changes in cost of sales from changes in our other operating costs and expenses.  In addition, we will, where practicable, enhance our analysis to quantify the impact of each factor when multiple factors are listed as contributing to changes in segment operating costs and expenses.

Division of Corporation Finance
September 11, 2008

Financial Statements for the Year Ended December 31, 2007
Note 1.  Partnership Organization and Basis of Presentation, page 92

3.  We note your discussion on page 94 of the impact of TEPPCO’s incentive distribution rights (“IDRs”) on your historical financial statements.  You appear to indicate that you have reflected the receipt of TEPPCO’s IDRs in your financial statements using a different methodology than the actual IDRs received by DFI and DFIGP.  Specifically, it appears that for IDR purposes you have treated the LP units received in December 2006 upon amendment of TEPPCO’s Partnership Agreement as though they are effectively a component of the GP interest, and since you did not acquire 100% of those LP units you are reflecting less than 100% of TEPPCO’s IDRs for periods prior to December 2006.  Since the IDRs are rights of the GP interest holder, and since you acquired 100% of the GP interest, please tell us how you considered reflecting 100% of TEPPCO’s historical IDRs for periods prior to December 2006.

Response

Our recast consolidated financial statements and disclosures reflect the economic impact of the May 2007 TEPPCO GP transaction on a consistent basis across all periods prior to the December 2006 exchange event.As described in our filings, on May 7, 2007, we acquired 4,400,000 common units of TEPPCO, 100% of the membership interests of TEPPCO GP, and the associated TEPPCO IDRs from DFI and DFIGP.   We refer to DFI and DFIGP on a collective basis as the “related party former owners of TEPPCO GP.”   DFI and DFIGP acquired TEPPCO GP and related TEPPCO IDRs in February 2005 from a third party.   Our May 2007 acquisition was accounted for at historical carrying basis as a reorganization of ownership interests under common control in a manner similar to a pooling of interests.  As a result, our consolidated financial statements for periods prior to May 2007 were restated to reflect the common control ownership of TEPPCO GP and its consolidated subsidiaries, which include TEPPCO.

Our recast consolidated financial statements for periods prior to 2007 reflect the substance and nature of the December 2006 exchange event, whereby TEPPCO issued 14,091,275 new common units to TEPPCO GP on December 8, 2006 as consideration for TEPPCO eliminating the uppermost tier (i.e., the 50% IDR tier) of its IDR structure.  Following the December 2006 exchange event, the TEPPCO IDRs were capped at 25%.  The number of common units issued to TEPPCO GP was based on a predetermined formula that, based on the distribution rate and the number of common units outstanding at the time of issuance, resulted in TEPPCO GP receiving cash distributions from the newly-issued common units and from its reduced IDRs approximately equal to the cash distributions it would have received from its maximum percentage interest in TEPPCO’s quarterly distributions had the 50% IDR tier not been

Division of Corporation Finance
September 11, 2008

eliminated.  Subsequently, DFI and DFIGP received the 14,091,275 common units, which include the 4,400,000 common units we acquired in May 2007.  DFI and DFIGP retained the remaining 9,691,275 common units.

When the 50% IDR tier was eliminated and exchanged for TEPPCO common units, the historical carrying basis that DFI and DFIGP attributed to this component of the IDRs was reclassified on the balance sheet primarily to goodwill.   Therefore, DFI and DFIGP’s contribution of ownership interests in TEPPCO and TEPPCO GP was recorded by us in periods prior to December 2006 at the historical carrying values of these affiliates under common control.

As reflected in the minority interest table on page 102, cash distributions paid to “Related party former owners of TEPPCO GP” represent that portion of cash distributions paid to DFI and DFIGP attributable to the 50% tier of IDRs retained by DFI and DFIGP following the December 2006 exchange event.  As reflected on our Statements of Consolidated Cash Flows, “Distributions paid to former owners of TEPPCO GP” represent the remainder of cash distributions paid to the owners of TEPPCO GP prior to our acquisition of such interests in May 2007.

Note 2.  Summary of Significant Accounting Policies
Environmental Costs, page 97

4.  We read that future expenditures for environmental remediation are not discounted to their present value unless the amount and timing of the expenditures are fixed and reliably determinable.  Please tell us whether any of your recorded environmental remediation liabilities are discounted.  If so, please tell us where you have provided the disclosure provided by paragraph 161(b) of SOP 96-1 and how you determined the amount and timing of the expenditures are fixed and reliably determinable.  If none of your recorded environmental remediation liabilities are discounted, please consider clarifying this to your readers.

Response

None of our estimated environmental remediation liabilities are discounted to present value since the ultimate amount and timing of cash payments for such liabilities is not readily determinable.  As a result, the disclosures of paragraph 161(b) of SOP 96-1 are not required.  We note your comment and will revise our Accounting Policy disclosure in future filings to clarify this current fact for the reader.

Division of Corporation Finance
September 11, 2008

Minority Interest, page 101

5.  We note your disclosures concerning minority interests on pages 101 and 102.  Please explain to us in more detail what is represented by the line titled “Related party former owners of TEPPCO GP,” and tell us how the amounts shown for 2006 and 2005 were calculated.  Also tell us whether the line titled “Limited partners of TEPPCO” contains an allocation of earnings for the 9.7 million LP units retained by DFI and DFIGP for periods prior to December 2006, and if so explain why.

Response

As referenced in this section, the line titled “Related party former owners of TEPPCO GP” represents ownership interests in the 50% IDR tier of TEPPCO that were not owned by us prior to the December 8, 2006 exchange event - see our response to Comment 3.   Specifically, minority interest amounts presented for the “Related party former owners of TEPPCO GP” reflect the economic benefit and carrying basis attributed to the 9,691,275 common units retained by DFI and DFIGP from the December 2006 exchange event.

As noted in sub note (3) to the table presenting components of minority interest expense for 2005 and 2006, the line item titled “Limited partners of TEPPCO” does not contain an allocation of earnings for the 9,691,275 common units as the economic benefit thereof is included in the line item titled “Related party former owners of TEPPCO GP.” Following the December 2006 exchange event, the earnings allocated to the 9,691,275 common units is a component of the “Limited partners of TEPPCO” line item.

With respect to the table showing components of distributions paid to minority interests, the 2006 and 2005 amounts presented for “Related party former owners of TEPPCO GP” are based on a pro rata allocation of incentive distributions from the 50% IDR tier paid by TEPPCO.  The allocation was based on (i) a comparison of actual quarterly cash distributions paid to TEPPCO GP before and after the December 2006 exchange event and (ii) the relative number of units that DFI and DFIGP retained in connection with the December 2006 exchange event.

Division of Corporation Finance
September 11, 2008

With respect to the table showing components of minority interest expense, the following schedule details how the 2005 and 2006 minority interest amounts for the “Related party former owners of TEPPCO GP” were calculated (dollars in thousands).

	2005	2006
1. Determine historical income allocated to IDRs
Total income allocated to TEPPCO GP	$37,707	$57,405
Less 2% general partner interest in TEPPCO net income	(2,652)	(3,715)
Income allocated to IDRs	$35,055	$53,690
2. Determine components of historical income allocated to IDRs
Income allocated to IDRs representing the 25% tier	$19,389	$29,696
Income allocated to IDRs representing the 50% tier (1)	15,666	23,994
Income allocated to IDRs	$35,055	$53,690
3. Bifurcate income allocated to IDRs representing the 50% tier (2)
Earnings allocated to Parent Company (3)	$4,892	$7,492
Related party former owners of TEPPCO GP
(i.e. earnings allocated to DFI and DFIGP) - (4) and (5)	10,774	16,502
Income allocated to IDRs representing the 50% tier	$15,666	$23,994

(1)  Based on a comparison of actual quarterly cash distributions paid to TEPPCO GP before and after the December 2006 exchange event.
(2)  Pro rata allocation based on 14,091,275 common units issued to Parent Company and DFI/DFIGP in December 2006.
(3)  Allocation based on 4,400,000 common units issued to Parent Company.
(4)  Allocation based on 9,691,275 common units collectively issued to DFI and DFIGP.
(5)  The amount in the supplemental table for 2005 excludes a $0.5 million loss allocated to a third party owner of TEPPCO GP for the approximately one-month period (i.e. January 2005) that this unrelated third party owned TEPPCO GP.  We viewed this amount as immaterial to the overall presentation and elected to include this amount within the “Related party former owners of TEPPCO GP” line item, which totaled $10,321 for the year 2005.

Note 4.  Business Segments, page 106

6.  Please tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131.  In this regard, your consolidated subsidiaries appear to sell a variety of petroleum products in addition to  providing a variety of services.  Also tell us how you considered the guidance concerning separate presentation of revenues from products versus services in Rule 5-03(b)(1) of Regulation S-X.

Response

Our consolidated subsidiaries provide a wide variety of midstream energy services to producers and consumers of natural gas, natural gas liquids (“NGLs”), crude oil and certain petrochemicals.   We use our integrated energy infrastructure to gather, process, transport, store and distribute hydrocarbons for customers.  In conjunction with the operation of our integrated assets and as an extension of the primary services  we  provide  to our energy industry customers, we also purchase and sell NGLs, natural gas, crude

Division of Corporation Finance
September 11, 2008

oil and other hydrocarbon products.  We do not manufacture or develop tangible products for sale.  Therefore, we believe our presentation of revenues on the Statements of Consolidated Operations is consistent with Rule 5-03(b)(1) of Regulation S-X.

The Registrant’s primary business is the ownership of general and limited partner interests of publicly traded partnerships engaged in the midstream energy industry and related businesses.  In keeping with our holding company business model, the Parent Company’s investing activities are organized into business segments that reflect how the chief executive officer of our general partner routinely manages and reviews the financial performance of the Parent Company’s investments.  We believe that our segment revenue disclosures provide investors with an appropriate level of understanding as to the sources of our consolidated revenues in the context of the Registrant’s business strategy. However, we note your comment and propose to add the following information in future filings to enhance our segment revenue disclosures:

“The following tables present total segment revenues by business line for each of Enterprise Products Partners and TEPPCO for the periods indicated.  Enterprise Products Partners operates in four primary business lines: (i) NGL Pipelines & Services; (ii) Onshore Natural Gas Pipelines & Services; (iii) Offshore Pipelines & Services; and (iv) Petrochemical Services.  At December 31, 2007, TEPPCO operated in three business lines: (i) Downstream, (ii) Upstream and (iii) Midstream.

Enterprise Products Partners

	Business Line
		Onshore
	NGL	Natural Gas	Offshore
	Pipelines	Pipelines	Pipelines	Petrochemical		Segment
	& Services	& Services	& Services	Services	Eliminations	Totals
Year ended December 31, 2007:	17,817,940	2,261,836	225,770	2,699,702	(6,055,123)	16,950,125
Year ended December 31, 2006:	14,321,719	1,812,027	147,542	2,340,022	(4,630,341)	13,990,969
Year ended December 31, 2005:	12,358,182	1,577,178	112,149	1,933,600	(3,724,150)	12,256,959

Sales of NGLs, natural gas and petrochemical products by Enterprise Products Partners aggregated $15.3 billion, $12.3 billion and $10.6 billion for the years ended December 31, 2007, 2006 and 2005, respectively.

Division of Corporation Finance
September 11, 2008

TEPPCO

	Business Line
					Segment
	Downstream	Upstream	Midstream	Eliminations	Totals
Year ended December 31, 2007:	362,691	9,173,683	326,851	(549)	9,862,676
Year ended December 31, 2006:	304,301	9,109,629	285,104	(7,714)	9,691,320
Year ended December 31, 2005:	287,191	8,110,239	224,624	(3,567)	8,618,487

Sales of petroleum products, primarily crude oil, by TEPPCO were $9.1 billion, $9.1 billion and $8.1 billion for the years ended December 31, 2007, 2006 and 2005, respectively.

7.  Please refer to your tabular presentation of segment data on page 107.  Please briefly explain to us, and clarify to your readers, why the amounts seen in the Adjustments and Eliminations column for segment assets and intangible assets are negative amounts.

Response

We note your comment and will add the following disclosure in future filings:

“Negative amounts presented in the Adjustments and Eliminations column include approximately $86.1 million of eliminations related to intercompany receivables and investment balances as well as $17.6 million of contracts Enterprise Products Partners purchased for cash from TEPPCO in March 2006.”

Note 5.  Revenue Recognition, page 108

8.  We note that certain operations of your consolidated subsidiaries are regulated by FERC.  We have the following comments:

▪	Please tell us whether you apply SFAS 71 for the portion of your business that is regulated.

▪	Please tell us whether the accounting for any of your property, plant and equipment and related depreciation is based on FERC regulations.

▪
Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.

Division of Corporation Finance
September 11, 2008

Response

For consolidated accounting and reporting purposes, we do not account for any of our regulated operations under SFAS 71.  Our FERC-regulated businesses that meet the criteria set forth in paragraph 5 of SFAS 71 represent an immaterial aspect of our consolidated operations.  Such businesses constitute only (i) 2% of our total consolidated assets at December 31, 2007; (ii) 0.3% of both consolidated revenues and costs and expenses for the year ended December 31, 2007; and (iii) de minimis amounts of consolidated net income and net cash flows provided by operating activities for the year ended December 31, 2007.  There are no regulatory assets or liabilities associated with such operations in our consolidated financial statements.

Note 12.  Investments In and Advances to Unconsolidated Affiliates, page 134

9.  We note that you recognized approximately $3.1 million of equity earnings from your investment in Energy Transfer Equity (“ETE”).  Please tell us how this amount was determined considering that ETE had net income of $319.4 million for the year ended August 31, 2007 and you acquired 17.6% of ETE’s common units and 34.9% of its general partner interests.

Response

Equity earnings from Energy Transfer Equity and its general partner represent our ownership interest in the reported net income of these companies from the date we acquired an ownership interest, or May 7, 2007, to December 31, 2007 of $29.8 million, which was reduced to $3.1 million due to $26.7 million of excess cost amortization related to these investments.  The amount we paid for these investments exceeded the underlying book value of the capital accounts acquired.  We amortize that portion of excess cost attributed to fixed assets and amortizable intangible assets as a reduction in equity earnings.

Division of Corporation Finance
September 11, 2008

The following table presents our calculation of equity earnings from Energy Transfer Equity, or “ETE” as presented in the table, and its general partner, LE GP, for the year ended December 31, 2007 (dollars in thousands).

	Energy Transfer Equity, L.P.	LE GP	Total
ETE net income for the twelve months ended August 31, 2007	$318,312	$1,048	$319,360
Less: ETE net income for the six months ended February 28, 2007	(177,784)	(612)	(178,396)
ETE net income for the 67 days ended May 6, 2007	(64,682)	(201)	(64,883)
ETE net income for the period May 7 - August 31, 2007	75,846	235	76,081
ETE net income for the four months ended December 31, 2007	92,390	287	92,677
ETE net income for the period May 7 - December 31, 2007	168,236	522	168,758
Parent Company’s ownership percentage	17.6%	34.9%
Parent Company’s share of net income	29,610	182	29,792
Less: amortization of excess cost	(26,500)	(197)	(26,697)
Parent Company’s equity income from investment in ETE	$3,110	$(15)	$3,095

Our disclosure of consolidated financial information for Energy Transfer Equity represents summarized annual financial data of this investee based on publicly available information.   Our disclosure includes information regarding Energy Transfer Equity’s year ended August 31, 2007 (which included four months in which we owned an interest in Energy Transfer Equity) and the subsequent four months ended December 31, 2007.   Our ownership period during 2007 extended from May 7, 2007 to December 31, 2007.

Note 14.  Intangible Assets and Goodwill, page 145

10.  We note that you recorded an indefinite-lived intangible asset of $606.9 million representing contractual rights to the incentive cash distributions paid by TEPPCO in connection with the contribution of the general partner IDRs.  We further note your disclosures on page 135 indicating that $513.5 million of your investment in Energy Transfer Equity exceeding the historical cost of the underlying net assets has been allocated to indefinite-lived IDRs (an intangible asset).  We have the following comments regarding these IDRs:

▪
Please provide us with a detailed explanation of why you believe these IDRs should be accounted for as intangible assets.  Your response should include an explanation of why you believe the IDRs are a separable asset and how you considered whether the IDRs are a financial asset.

Division of Corporation Finance
September 11, 2008

Response

The amounts we (or, with respect to the TEPPCO interests, by related parties) paid to acquire ownership interests in TEPPCO and Energy Transfer Equity reflected a significant amount of value attributable to IDRs.  Specifically, TEPPCO GP holds IDRs in the cash distributions of TEPPCO, and Energy Transfer Equity, through its ownership of the general partner of ETP, holds IDRs in the cash distributions of ETP.   Such IDRs are (i) identifiable within the contractual agreements of the partnership; (ii) separable from the general partner interest for independent sale or transfer or pledged as security; and (iii) measurable by the purchaser of the IDRs based on the expected value of future cash distributions.  We ascribed value to the IDRs in connection with our identification and allocation of value to assets acquired in purchase accounting.

We considered possible alternative balance sheet classifications of the IDR asset value, including presentation as a long term investment held for sale or a non-marketable financial asset.  We believe that characterization and presentation of the IDRs as a long term financial asset/instrument could be misleading to the reader.  Such a characterization may incorrectly indicate a marketable type financial security that represents an equity ownership interest in the partnership similar to our ownership of general partner and limited partner interests in the consolidated financial statements.  IDRs are neither cash nor evidence of a residual ownership interest in the partnership entity. In addition, these rights do not represent a fixed and determinable future obligation or receivable.  IDRs may have some of the characteristics of an equity ownership interest in a partnership; however, they do not provide the holder with residual or preferred ownership interest, voting privileges, or obligate the holder to assume any of the entity’s management and liability obligations.   Unlike our general partner and limited partner ownership interests, IDRs do not have permanent at risk invested equity in the partnership.

Futhermore, while TEPPCO GP and Energy Transfer Equity have a contractual right to receive incentive distributions, neither TEPPCO nor ETP have a present or future obligation to declare and pay future cash distributions.  In addition, TEPPCO and ETP do not record a liability for such possible declaration events.  TEPPCO GP and Energy Transfer Equity, as owners of IDRs, only have a right to future declared cash distributions, similar to a royalty agreement (a contract-based intangible asset).  Such rights do not involve cumulative or arrears features similar to some forms of financial assets or equity instruments.

Division of Corporation Finance
September 11, 2008

Upon consideration of all the characteristics of these IDRs and possible alternative classifications, the nature and characteristics of the IDRs most closely align with the criteria that define a purchased long term intangible asset - an identifiable and separable right.  Accordingly, we believe our balance sheet classification of this asset and disclosure of the features of these IDRs are appropriate.

▪
Please explain in more detail how you determined the IDRs should have indefinite lives.  In doing so, please explain why you believe there is no foreseeable limit to the period over which these assets are expected to contribute to your cash flows and explain why there are no legal, regulatory, contractual, economic, or other factors that limit the useful lives of these assets.  Your responses should expand on the renewal provisions of the TEPPCO partnership agreement, disclosed on page 147, that provide for TEPPCO to continue as a going concern beyond the initial term of its partnership agreement.  Your response should also explain how you considered limitations to the amounts of oil, gas and related products that will be available in the future and how such limitations will impact the partnerships’ ability to generate revenues.

Response

In our judgment, we consider the IDRs held by TEPPCO GP and Energy Transfer Equity to be indefinite-life intangible assets.  This view reflects a long history of positive results of operations and related cash distributions from such operating entities.  Furthermore, we believe, based on current information, that TEPPCO and ETP will continue to pay incentive cash distributions in accordance with their respective partnership agreements for the foreseeable future at amounts at least equal to current distributions.

In accordance with paragraph 11 of SFAS 142 our determination of an indefinite-life for the IDRs is based upon consideration of all pertinent factors (i.e. legal, regulatory, contractual, competitive, economic or other factors, including demand for our services in the midstream energy sector) that may indicate a limit to the useful life of the IDRs.  We defined the useful life as the period over which the asset is expected to contribute to our future consolidated cash flows.  We understand and agree that the term indefinite does not mean infinite (e.g., an indefinite life does not necessarily indicate an infinite life).  As indefinite-life intangible assets, the IDRs are subject to annual impairment testing and interim reviews for events or circumstances indicating that a change in our useful life assumptions is warranted.

Division of Corporation Finance
September 11, 2008

As a legal entity, TEPPCO shall continue in existence until the close of business on December 31, 2084.  We do not believe that TEPPCO’s legal partnership structure implies that its fundamental ongoing and future operations have a similar limited existence.  TEPPCO may renew its partnership agreement or restructure to a similar form of organization and continue as a going concern beyond such date without incurring substantial cost or material modifications that would change the IDRs.  In the absence of evidence to the contrary and based on the favorable economic factors noted below, we assume renewal by TEPPCO of its partnership agreement on December 31, 2084.  Thus, there are no identifiable contractual factors that limit the useful life of the IDRs over the foreseeable horizon.  Additionally, there are no known legal or regulatory factors.

Payment of incentive cash distributions by TEPPCO (not to mention TEPPCO’s ability to exist as a going concern) is dependent upon the economic viability of TEPPCO’s underlying business operations.  TEPPCO provides a wide range of services to producers and consumers of refined products, liquefied petroleum gasses, natural gas, NGLs and crude oil.  The assets underlying these business activities are located in several key geographic regions within the continental United States and represent core infrastructure for the midstream energy industry.  Many of these assets have been in operation for decades and are not subject to significant technology obsolescence since they represent infrastructure to gather, move, store and process energy-related commodities.  We believe that TEPPCO has not experienced compelling challenges or situations that prevent it from continuing business operations in a manner similar to other perpetual structures.  Further, TEPPCO’s management is dedicated to the growth of its core businesses as evidenced by TEPPCO’s (i) recent entrance into a complementary marine services business and (ii) announcement of participation in an offshore crude oil import facility in the Gulf of Mexico.

The historical experience of TEPPCO’s management and TEPPCO’s competitive market position are key factors underlying our assumption of economic viability within the foreseeable future.  There is no evidence to suggest that limitations on the quantity of crude oil, natural gas or related petroleum products will diminish TEPPCO’s ability to generate revenues on a determinable future date.  This is supported by the diversity of TEPPCO’s underlying business and TEPPCO’s ability to source products from several resource basins, both domestic and international.  Likewise, there is no evidence that suggests a determinable negative change in TEPPCO’s competitive industry position.

In addition, based on our industry knowledge of the midstream energy operations of ETP and its consolidated subsidiaries, we believe its ability to continue to make incentive cash distributions is equally as  positive as  TEPPCO  for the  foreseeable  future.   Similar to TEPPCO, ETP may renew its partnership

Division of Corporation Finance
September 11, 2008

agreement or restructure to a similar form of organization and continue as a going concern beyond such date without incurring substantial cost or material modifications that would change the IDRs. We also believe there are no significant legal, regulatory, economic, competitive or other known material restrictions.

▪	Please tell us the periods of cash flows originally used in determining the fair values of the IDRs.

Response

We relied on an application of the Income Approach to fair value that employed a forecast of discounted future expected cash distributions associated with the subject IDRs.  Our valuation analysis for the TEPPCO and ETP IDRs was based on expected cash flows into perpetuity.  For modeling purposes, we estimated a cash flow stream attributable to the TEPPCO IDRs over a discrete horizon of approximately 60 years plus an estimated terminal value.   Likewise, our valuation of the ETP IDRs held by Energy Transfer Equity is based on a cash flow stream over an approximate 60-year discrete forecast horizon plus an estimated terminal value.  Terminal value estimates were made in each analysis using a perpetual growth model.

▪	Please explain in more detail how the IDRs were originally valued, including whether you used the residual method under purchase price accounting.

Response

We directly estimated fair value of the IDR intangible assets through an application of the Income Approach to fair value.  As mentioned above, our Income Approach analysis incorporated long-term discrete forecast horizons with terminal value estimates representing cash flows into perpetuity.  We corroborated our fair value estimates with an analysis of recent transactions and comparable publicly traded companies (i.e. applications of the Market Approach to fair value).

▪
For the TEPPCO IDRs, please explain how the December 2006 reduction in the top tier of IDR rates from 50% to 25% was considered when testing this asset for impairment.  In this regard, we assume this change lowered your projection of future cash flows.

Division of Corporation Finance
September 11, 2008

Response

When the 50% IDR tier was eliminated and exchanged for TEPPCO common units, the historical carrying basis that DFI and DFIGP attributed to this component of the IDRs was reclassified on the balance sheet primarily to goodwill. Our projected future cash flows reflect the reduction in the 50% IDR tier.   As a result, the December 2006 exchange event did not impact our impairment test of the IDR intangible asset.

Note 17.  Related Party Transactions, page 163

11.  We note that all of your management, administrative and operating functions are performed by employees of EPCO. Since it appears that certain of these transactions are not at arms length, please disclose your estimates of what the related expense would have been on a stand alone basis, or tell us why such disclosure is not practicable.  Please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results.  See Question 2 of SAB Topic 1B.

Response

As noted in our disclosures related to the “EPCO Administrative Services Agreement,” we are required to reimburse EPCO for actual direct and indirect expenses it incurs related to our business activities.  Our reimbursement to EPCO for administrative services is either (i) on an actual basis for direct expenses it may incur on our behalf (e.g., the purchase of office supplies) or (ii) based on an allocation of such charges between the various parties to the administrative services agreement based on the estimated use of such services by each party (e.g., the allocation of general legal or accounting salaries based on estimates of time spent on each entity’s business and affairs).  With respect to the costs of our management, administrative and operating functions, EPCO does not subsidize such costs for us nor does it charge us a mark-up.   We believe our reimbursements to EPCO for these services are equivalent to the level of costs we would incur as a stand alone entity.

We believe that our related party disclosures address the scope and intent of Question 2 of SAB Topic 1B. However, in future filings we will include the additional following disclosure to highlight our view:

“Since the vast majority of such expenses are charged to us on an actual basis (i.e. no mark-up or subsidy  is  charged  or  received  by  EPCO),  we  believe that such expenses are representative of what the

Division of Corporation Finance
September 11, 2008

amounts would have been on a stand alone basis.  With respect to allocated costs, we believe that the proportional direct allocation method employed by EPCO is reasonable and reflective of the estimated level of costs we would have incurred on a standalone basis.”

Item 9A.  Controls and Procedures, page 190

12.  We read that your disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to management, including the CEO and CFO of your general partner, as appropriate, to allow such persons to make timely decisions regarding required disclosures.  You appear to be providing a partial definition of disclosure controls and procedures, and it is unclear from this statement whether your disclosure controls and procedures were designed to meet all the criteria of the definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).  Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including the CEO and CFO of your general partner, as appropriate, to allow such persons to make timely decisions regarding required disclosures.

Response

We note your comment and will revise our Item 9A disclosure to read as follows in future Annual Reports on Form 10-K:

“Our management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of EPE Holdings, has evaluated the effectiveness of our disclosure controls and procedures, including internal controls over financial reporting, as of December 31, 2007.  Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time specified in the Commission’s rules and forms.  Our disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that this information is accumulated and communicated to our management, including the CEO and CFO of our general partner, as appropriate to allow timely decisions regarding required disclosure.  Based on their evaluation, the

Division of Corporation Finance
September 11, 2008

CEO and CFO of EPE Holdings have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e)) are effective at a reasonable assurance level.

Our management does not expect that our disclosure controls and procedures will prevent all errors and all fraud.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Based on the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”

Division of Corporation Finance
September 11, 2008

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Michael J. Knesek
Name: Michael J. Knesek
Title: Senior Vice President, Controller and
Principal Accounting Officer of
EPE Holdings LLC, general partner of
Enterprise GP Holdings L.P.

cc:           Dr. Ralph S. Cunningham
W. Randall Fowler
Richard H. Bachmann
Michael Hanson
Phil Neisel
David Buck (Andrews Kurth)